Kaman Corporation 1332 Blue Hills Avenue Bloomfield, CT USA
P 860.243.7100 www.kaman.com
September 26, 2016

Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    SEC Letter dated September 16, 2016
    RE:     Kaman Corporation
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-35419

Dear Mr. Cash:

Thank you for your recent letter providing comments on the disclosures contained in the captioned SEC filing. We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter.

Management's Discussion and Analysis of Financial Condition and Results
SEC Comment: Major Programs/Product Lines - Defense Markets, page 38

1. We note your disclosure here and in your quarterly filings that you expect the AH-1Z contract to be a zero margin program. Please tell us and disclose the amount of backlog related to this program at each balance sheet date.

Response:

Our disclosure regarding the AH-1Z program will be modified prospectively to reflect the backlog related to this program at each balance sheet date. Backlog for this program at December 31, 2015 and 2014, was $10.2 million and $14.0 million, respectively, and as of April 1, 2016, and July 1, 2016, $20.4 million and $11.7 million, respectively. Our revised disclosure as of December 31, 2015, is presented below with the additional disclosure of the amounts in backlog for the AH-1Z program italicized:

In February 2016, we reached an agreement with our customer that modified the scope of our AH-1Z contract and which, among other things, resolved outstanding claims associated with this program. We agreed to pay our customer $4.0 million, all of which has been accrued as of December 31, 2015. We will receive $4.3 million from our customer, the retention of this amount being contingent on the resolution of certain contractual matters. If these contractual matters are not satisfactorily resolved, we may be required to reimburse our customer for all or a portion of this amount. We have included this amount in the current estimate of the contract revenue, as we believe the favorable resolution of this contractual matter is probable. We consider this a Type I subsequent event and have updated our contract estimates as of December 31, 2015, to reflect this contract modification and claims resolution. Given the current volume of firm orders, we estimate the contract to be a zero margin program, taking into consideration the $2.8 million of G&A costs capitalized in inventory associated with this contract. As of December 31, 2015 and 2014, our backlog for this program was $10.2 million and $14.0 million, respectively.

SEC Comment: Major Programs/Product Lines - Defense Markets, page 38

2. We note your disclosure here and in your quarterly filings that you currently provide the FMU 152A/B to the USAF and 26 other nations but that your business, financial condition, results of operations and cash flows may be materially adversely impacted due to the award of a competing contract by the US Navy to a competitor during the third quarter of 2015. We also note your disclosure that any such impact "would not be likely to occur for a number of years". Please expand and enhance your disclosures to quantify and more fully explain the potential impact of this contract award on your financial statements, including when you expect the impact to begin.

Response:

In future filings we will expand and enhance our disclosure to more fully explain and quantify the potential impact of this contract award on our financial statements, including information regarding when we expect this impact to begin. See below for planned prospective revisions to our disclosure related to this matter. The revisions are italicized:

We manufacture the JPF, an electro-mechanical bomb safe and arming device, which allows the settings of a weapon to be programmed in flight. During 2015, we were awarded approximately $78.8 million of USAF sales orders under Option 12 of our contract with the USG. Additionally, we were awarded direct commercial sales contracts of $124.5 million for fuzes to be delivered through 2017.

A total of 9,941 fuzes passed acceptance testing and were delivered to our customers during the fourth quarter of 2015, for a total of 24,730 fuzes delivered in 2015, representing $112 million of sales. We occasionally experience lot acceptance test failures due to the complexity of the product and the extreme parameters of the acceptance test. Given the maturity of the product, we now generally experience isolated failures, rather than systemic ones. As a result, identifying a root cause can take longer and result in inconsistent delivery quantities from quarter to quarter. We expect to deliver 30,000 to 34,000 fuzes in 2016.

The Company currently provides the FMU-152A/B to the USAF and twenty-six other nations, but the U.S. Navy currently utilizes a different fuze - the FMU 139 C/B. In 2015, the U.S. Naval Air Systems Command (“NAVAIR”) solicited proposals for a firm fixed price development and qualification contract to implement improvements to the performance characteristics of the FMU-139 (such improved fuze having been designated the FMU-139D/B), and the USAF has stated that, if and when a contract is awarded and production begins, the funds associated with the FMU-152A/B will be redirected to the FMU-139D/B. During the third quarter of 2015, the U.S. Navy announced that a competitor was awarded the contract for the FMU-139 D/B. In the event the FMU-139 D/B program proceeds as planned and the USAF redirects the funds associated with the FMU-152 A/B to the FMU-139 D/B, our business, financial condition, results of operations and cash flows may be materially adversely impacted. The timing of the impact on our financial statements is dependent on the ability of our competitor to complete the design and qualification phase of the program and other factors. Our competitor has publicly stated that this program will have a 32-month qualification phase, after which production will begin. Therefore the earliest the Company will see an impact on its financial statements is 2019; however, due to the complexity of this program, the uncertainty associated with the successful completion of each phase in accordance with the planned schedule and the pending status of the USAF's final decision to redirect funds to the FMU-139D/B, the timing and magnitude of the impact on the Company's financial statements is not certain. Total JPF backlog at December 31, 2015, is $213.4 million, which represents orders through 2017.

SEC Comment: Critical Accounting Estimates - Long-Term Contracts, page 49

3. Please revise your disclosures related to long-term contracts to quantify the amount or percentage of revenue you record using the percentage of completion method of accounting, including the amounts or percentages for which you use cost-to-cost or units-of-delivery. Please also revise your disclosures to clarify when and under what circumstances you use each method.

Response

The Company utilizes units-of-delivery to measure percentage of completion for fixed price programs involving the repetitive production and delivery of parts, components, or shipsets over an extended period of time. For other programs, the Company utilizes cost-to-cost when measuring percentage of completion.

For the year ended December 31, 2015, the total amount of revenue recognized using the percentage of completion method was approximately $323.3 million, or 18% of our consolidated net sales. Of this amount, approximately $270.6 million was recognized using the units-of-delivery method and $52.7 million was recognized using the cost-to-cost method. This represented approximately 15% and 3%, respectively, of our consolidated net sales for the year ended December 31, 2015.

In future filings we will revise our disclosure to quantify the amount of revenue recognized using the percentage of completion method and provide information regarding when and under what circumstances we use each method.

Consolidated Financial Statements

SEC Comment: 14. Pension Plans, page 93

4. We note on page 93 that effective December 31, 2015, your qualified pension plan was frozen with respect to future benefit accruals. Please tell us and disclose the expected impact of the freeze on your financial statements and explain your accounting.

Response

As disclosed in our 2010 Form 10-K filing, on February 23, 2010, the Company’s Board of Directors approved an amendment to the Qualified Pension Plan that, among other things, closed the Qualified Pension Plan to all new hires on or after March 1, 2010, and changed the benefit calculation for existing employees related to pay and years of service. Specifically, changes in pay were to be taken into account for benefit calculation purposes until the end of calendar year 2010, the benefit formula was improved to use the highest five years out of the last ten years of service up to December 31, 2010, whether consecutive or not, and years of service would continue to be added for purposes of the benefit calculations through December 31, 2015, with no further accrual of benefits for service thereafter except for vesting purposes.

The Company accounted for the amendment to our plan in 2010 in accordance with ASC 715-30-35. In applying the guidance in this standard we considered the full effect of the amendment to the plan, including the impact associated with continuing accrual for years of service through December 31, 2015. The changes to the Qualified Pension Plan resulted in a net curtailment loss of $0.2 million, which was recorded in 2010, and a $25.2 million reduction of accumulated other comprehensive loss, a $15.5 million decrease of deferred tax assets and a $40.7 million reduction in our pension liability all recorded on the Company’s Consolidated Balance Sheet as of December 31, 2010.

SEC Comment: 16. Commitments and Contingencies, page 100

5. We note your disclosures here and in your quarterly filings related to the New Hartford Property, Bloomfield Property and Rimpar Property, in which you indicate that although it is reasonably possible additional costs will be paid in connection with the resolution of these matters, you are unable to estimate the amount of additional costs, if any, at this time. Please explain to us why you are not able to provide a range of reasonably possible loss for each property and when you believe such estimates will be determinable. Please also address if and how you have assessed the potential materiality of the reasonably possible additional losses. Refer to ASC 450-20-50.

Response

The New Hartford Property and Bloomfield Property disclosures relate to ongoing environmental remediation activities that began several years ago. The New Hartford Property environmental remediation activities were triggered by the sale of the Company’s former Music Segment at the end of 2007. The Bloomfield Property environmental remediation activities were triggered by the purchase of leased property from the Naval Air Systems Command (“NAVAIR”) in 2008. The accrued liabilities for these two properties were recorded based on the environmental assessments available at that time. These assessments were later validated upon completion of detailed remediation action plans filed with the Connecticut Department of Energy & Environmental Protection (“DEEP”). Although these remediation efforts will take many years to complete, our remediation activities and associated costs have been trending as expected. At December 31, 2015, the recorded liabilities continued to reflect our expectations based upon the facts and circumstances existing at that time. However, our estimates could change in the future based upon the outcome of the remediation activities currently underway and therefore, there continues to be a reasonable possibility that the Company could incur additional costs in the future if we were to discover environmental damage currently unknown to the Company, or if the planned remediation actions are not effective. In the event such unforeseeable events become known, we will update our environmental liabilities for these two matters and our related disclosures.

The Rimpar Property disclosure relates to the Company’s assumed responsibility for environmental remediation activities at the German facility of GRW Bearing GmbH (“GRW”), which was acquired in November 2015. At the time of the acquisition, the Company accrued €3.8 million, the estimated cost to remediate the potential environmental contamination identified during our initial assessment conducted during our due diligence process prior to the acquisition. As we indicated in our disclosure, we are in the process of completing a more thorough environmental assessment (known as a Phase II assessment) to better understand the extent of the remediation effort necessary to address contamination at the facility. We expect to complete this assessment by November 15, 2016. Upon completion of this assessment, we will revise our estimate of the most likely cost of required remediation efforts and update our accrued liability and associated disclosures.

SEC Comment: 19. Segment and Geographic Information, page 106

6. We note your disclosure of product lines on page 108. Please explain to us why you disclose 5 product lines in your exchange act filing but present 6 product lines in investor presentations.

Response

We currently include missile and bomb fuze program sales in the Military and Defense line item of our SEC Form 10-K disclosure of sales by product line as these products are sold to US and Foreign militaries. The Aerospace segment's strategy has been to build strong platform positions across commercial and defense markets with a goal of achieving a 50/50 split in revenues between commercial and defense programs. We highlighted the missile and bomb fuze program sales in the investor presentations in connection with our explanation of why defense programs continue to represent approximately 60% of total sales for the segment.

We will revise our disclosure in future filings to report sales of our missile and bomb fuzes as a separate product line and will adjust prior periods to conform to the revised presentation.

The following table summarizes total sales of the Company, which are principally derived from the sale of products:

For the year ended December 31,
	201X	201X	201X
in thousands
Bearings and Power Transmission (a)	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx
Automation, Control and Energy	xxx,xxx	xxx,xxx	xxx,xxx
Fluid Power	xxx,xxx	xxx,xxx	xxx,xxx
Military and Defense, other than fuzes	xxx,xxx	xxx,xxx	xxx,xxx
Missile and Bomb Fuzes(b)	xxx,xxx	xxx,xxx	xxx,xxx
Commercial Aerospace and Other	xxx,xxx	xxx,xxx	xxx,xxx
Total sales (c)	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx
(a) Aerospace bearings are not included in this caption, as they are reported in either the "Military and Defense" or "Commercial Aerospace and Other" categories.
(b) Sales of missile and bomb fuzes are to the USG and Foreign Militaries and were previously included in the Military and Defense line item.
(c) Service revenue was not material for the years ended December 31, 2015, 2014 and 2013.

In connection with this response to the Comment Letter, the company hereby acknowledges:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once again, thank you for your comments. If you have any questions, please feel free to call me directly at 860.243.7838.

Sincerely,

/s/ Robert D. Starr
Robert D. Starr
Executive Vice President and Chief Financial Officer
Kaman Corporation